Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended June 30, 2023
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2023

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended June 30,
($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2023	2022	2023	2022

Revenues	1
Gross Sales		12,868	20,747	25,726	38,130
Less: Royalties		637	1,582	1,233	2,767
		12,231	19,165	24,493	35,363
Expenses	1
Purchased Product		5,709	9,394	11,501	16,878
Transportation and Blending		2,641	3,050	5,494	6,023
Operating		1,541	1,481	3,093	2,768
(Gain) Loss on Risk Management	23	23	283	17	1,568
Depreciation, Depletion and Amortization	10,11	1,072	1,132	2,177	2,162
Exploration Expense		4	10	8	26
(Income) Loss From Equity-Accounted Affiliates	12	(6)	2	(12)	(2)
General and Administrative		167	218	325	417
Finance Costs	5	193	195	387	424
Interest Income		(34)	(8)	(67)	(23)
Integration and Transaction Costs	4	17	28	37	52
Foreign Exchange (Gain) Loss, Net	6	(119)	192	(126)	90
Revaluation (Gain) Loss	4	—	—	33	—
Re-measurement of Contingent Payments	16	(1)	15	16	251
(Gain) Loss on Divestiture of Assets		(10)	(62)	(11)	(304)
Other (Income) Loss, Net		(14)	(38)	(20)	(408)
Earnings (Loss) Before Income Tax		1,048	3,273	1,641	5,441
Income Tax Expense (Recovery)	7	182	841	139	1,384
Net Earnings (Loss)		866	2,432	1,502	4,057

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.45	1.23	0.78	2.04
Diluted		0.44	1.19	0.76	1.98

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2023	2022	2023	2022

Net Earnings (Loss)		866	2,432	1,502	4,057
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		(1)	27	(4)	57
Change in the Fair Value of Equity Instruments at FVOCI (1)		(1)	—	(1)	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(265)	322	(284)	172
Total Other Comprehensive Income (Loss), Net of Tax		(267)	349	(289)	229
Comprehensive Income (Loss)		599	2,781	1,213	4,286

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	June 30, 2023	December 31, 2022

Assets
Current Assets
Cash and Cash Equivalents		2,167	4,524
Accounts Receivable and Accrued Revenues		3,241	3,473
Income Tax Receivable		290	121
Inventories		4,252	4,312
Total Current Assets		9,950	12,430
Restricted Cash	17	202	209
Exploration and Evaluation Assets, Net	1,9	765	685
Property, Plant and Equipment, Net	1,10	36,698	36,499
Right-of-Use Assets, Net	1,11	1,781	1,845
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	12	358	365
Other Assets	13	287	342
Deferred Income Taxes		758	546
Goodwill	1	2,923	2,923
Total Assets		53,747	55,869

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,040	6,124
Income Tax Payable		48	1,211
Short-Term Borrowings	14	—	115
Lease Liabilities	15	274	308
Contingent Payments	16	262	263
Total Current Liabilities		6,624	8,021
Long-Term Debt	14	8,534	8,691
Lease Liabilities	15	2,500	2,528
Contingent Payments	16	58	156
Decommissioning Liabilities	17	3,605	3,559
Other Liabilities	18	1,044	1,042
Deferred Income Taxes		4,090	4,283
Total Liabilities		26,455	28,280
Shareholders’ Equity		27,279	27,576
Non-Controlling Interest		13	13
Total Liabilities and Equity		53,747	55,869

Commitments and Contingencies	26

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 19)	(Note 19)	(Note 19)			(Note 20)

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	4,057	—	4,057	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	229	229	—
Total Comprehensive Income (Loss)	—	—	—	—	4,057	229	4,286	—
Common Shares Issued Under Stock Option Plans	149	—	—	(29)	—	—	120	—
Purchase of Common Shares Under NCIBs (2)	(577)	—	—	(907)	—	—	(1,484)	—
Warrants Exercised	65	—	(21)	—	—	—	44	—
Stock-Based Compensation Expense	—	—	—	6	—	—	6	—
Base Dividends on Common Shares	—	—	—	—	(276)	—	(276)	—
Dividends on Preferred Shares	—	—	—	—	(17)	—	(17)	—
As at June 30, 2022	16,653	519	194	3,354	4,642	913	26,275	12

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	1,502	—	1,502	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(289)	(289)	—
Total Comprehensive Income (Loss)	—	—	—	—	1,502	(289)	1,213	—
Common Shares Issued Under Stock Option Plans	23	—	—	(5)	—	—	18	—
Purchase of Common Shares Under NCIBs (2)	(133)	—	—	(217)	—	—	(350)	—
Warrants Exercised	16	—	(5)	—	—	—	11	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)	—
Stock-Based Compensation Expense	—	—	—	7	—	—	7	—
Base Dividends on Common Shares	—	—	—	—	(465)	—	(465)	—
Dividends on Preferred Shares	—	—	—	—	(18)	—	(18)	—
As at June 30, 2023	16,226	519	28	2,476	6,849	1,181	27,279	13

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bids (“NCIBs”).
See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2023	2022	2023	2022
Operating Activities
Net Earnings (Loss)		866	2,432	1,502	4,057
Depreciation, Depletion and Amortization	10,11	1,072	1,132	2,177	2,162
Deferred Income Tax Expense (Recovery)	7	(44)	(61)	(414)	57
Unrealized (Gain) Loss on Risk Management	23	46	(381)	16	(70)
Unrealized Foreign Exchange (Gain) Loss	6	(172)	260	(158)	121
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	—	—	26
Revaluation (Gain) Loss	4	—	—	33	—
Re-measurement of Contingent Payments, Net of Cash Paid		(1)	(279)	16	(203)
(Gain) Loss on Divestiture of Assets		(10)	(62)	(11)	(304)
Unwinding of Discount on Decommissioning Liabilities	17	55	45	110	89
(Income) Loss From Equity-Accounted Affiliates	12	(6)	2	(12)	(2)
Distributions Received From Equity-Accounted Affiliates	12	71	24	94	41
Other		22	(14)	(59)	(293)
Settlement of Decommissioning Liabilities	17	(41)	(27)	(89)	(46)
Net Change in Non-Cash Working Capital	25	132	(92)	(1,501)	(1,291)
Cash From (Used in) Operating Activities		1,990	2,979	1,704	4,344

Investing Activities
Acquisitions, Net of Cash Acquired	4	(4)	(1)	(469)	(1)
Capital Investment	1	(1,002)	(822)	(2,103)	(1,568)
Proceeds From Divestitures		3	112	11	1,062
Payment on Divestiture of Assets		—	(50)	—	(50)
Net Change in Investments and Other		(80)	(110)	(93)	(236)
Net Change in Non-Cash Working Capital	25	(76)	80	(260)	339
Cash From (Used in) Investing Activities		(1,159)	(791)	(2,914)	(454)

Net Cash Provided (Used) Before Financing Activities		831	2,188	(1,210)	3,890

Financing Activities	25
Net Issuance (Repayment) of Short-Term Borrowings		—	(63)	(115)	(79)
(Repayment) of Long-Term Debt		—	(750)	—	(1,260)
Principal Repayment of Leases	15	(76)	(75)	(146)	(150)
Common Shares Issued Under Stock Option Plans		14	76	18	120
Purchase of Common Shares Under NCIBs	19	(310)	(1,018)	(350)	(1,484)
Proceeds From Exercise of Warrants		8	34	11	44
Base Dividends Paid on Common Shares	8	(265)	(207)	(465)	(276)
Dividends Paid on Preferred Shares	8	(9)	(8)	(27)	(17)
Other		(1)	—	—	(2)
Cash From (Used in) Financing Activities		(639)	(2,011)	(1,074)	(3,104)

Effect of Foreign Exchange on Cash and Cash Equivalents		(74)	117	(73)	34
Increase (Decrease) in Cash and Cash Equivalents		118	294	(2,357)	820
Cash and Cash Equivalents, Beginning of Period		2,049	3,399	4,524	2,873
Cash and Cash Equivalents, End of Period		2,167	3,693	2,167	3,693

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on current market prices.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
In December 2022, Management elected to aggregate the commercial fuels business and the historical retail fuels business with the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. Prior period results have been re-presented; see Note 3.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended June 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales	6,556	10,048	615	1,079	228	558	7,399	11,685
Less: Royalties	620	1,491	4	89	13	2	637	1,582
	5,936	8,557	611	990	215	556	6,762	10,103
Expenses
Purchased Product	533	1,071	352	390	—	—	885	1,461
Transportation and Blending	2,700	3,200	46	34	4	4	2,750	3,238
Operating	676	806	144	128	63	76	883	1,010
Realized (Gain) Loss on Risk Management	(9)	559	(4)	4	—	—	(13)	563
Operating Margin	2,036	2,921	73	434	148	476	2,257	3,831
Unrealized (Gain) Loss on Risk Management	31	(323)	(1)	(1)	—	—	30	(324)
Depreciation, Depletion and Amortization	730	690	87	99	91	159	908	948
Exploration Expense	2	(1)	—	1	2	10	4	10
(Income) Loss From Equity- Accounted Affiliates	6	8	—	—	(12)	(6)	(6)	2
Segment Income (Loss)	1,267	2,547	(13)	335	67	313	1,321	3,195

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

	Downstream
For the three months ended	Canadian Manufacturing		U.S. Manufacturing		Total
June 30,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales	1,363	2,245	6,198	8,474	7,561	10,719
Less: Royalties	—	—	—	—	—	—
	1,363	2,245	6,198	8,474	7,561	10,719
Expenses
Purchased Product	1,083	1,980	5,498	6,939	6,581	8,919
Transportation and Blending	—	—	—	—	—	—
Operating	164	211	679	655	843	866
Realized (Gain) Loss on Risk Management	—	—	(6)	87	(6)	87
Operating Margin	116	54	27	793	143	847
Unrealized (Gain) Loss on Risk Management	—	—	(5)	(41)	(5)	(41)
Depreciation, Depletion and Amortization	43	72	102	83	145	155
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	73	(18)	(70)	751	3	733

For the three months ended	Corporate and Eliminations		Consolidated
June 30,	2023	2022	2023	2022
Revenues
Gross Sales	(2,092)	(1,657)	12,868	20,747
Less: Royalties	—	—	637	1,582
	(2,092)	(1,657)	12,231	19,165
Expenses
Purchased Product	(1,757)	(986)	5,709	9,394
Transportation and Blending	(109)	(188)	2,641	3,050
Operating	(185)	(395)	1,541	1,481
Realized (Gain) Loss on Risk Management	(4)	14	(23)	664
Unrealized (Gain) Loss on Risk Management	21	(16)	46	(381)
Depreciation, Depletion and Amortization	19	29	1,072	1,132
Exploration Expense	—	—	4	10
(Income) Loss From Equity-Accounted Affiliates	—	—	(6)	2
Segment Income (Loss)	(77)	(115)	1,247	3,813
General and Administrative	167	218	167	218
Finance Costs	193	195	193	195
Interest Income	(34)	(8)	(34)	(8)
Integration and Transaction Costs	17	28	17	28
Foreign Exchange (Gain) Loss, Net	(119)	192	(119)	192
Revaluation (Gain) Loss	—	—	—	—
Re-measurement of Contingent Payments	(1)	15	(1)	15
(Gain) Loss on Divestiture of Assets	(10)	(62)	(10)	(62)
Other (Income) Loss, Net	(14)	(38)	(14)	(38)
	199	540	199	540
Earnings (Loss) Before Income Tax			1,048	3,273
Income Tax Expense (Recovery)			182	841
Net Earnings (Loss)			866	2,432

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
ii) Results for the Six Months Ended June 30

	Upstream
	Oil Sands		Conventional		Offshore		Total
For the six months ended June 30,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales	12,467	19,266	1,646	2,191	701	1,125	14,814	22,582
Less: Royalties	1,136	2,573	58	160	39	34	1,233	2,767
	11,331	16,693	1,588	2,031	662	1,091	13,581	19,815
Expenses
Purchased Product	1,092	2,283	862	996	—	—	1,954	3,279
Transportation and Blending	5,641	6,356	94	68	9	8	5,744	6,432
Operating	1,413	1,508	294	262	205	149	1,912	1,919
Realized (Gain) Loss on Risk Management	(1)	1,426	4	8	—	—	3	1,434
Operating Margin	3,186	5,120	334	697	448	934	3,968	6,751
Unrealized (Gain) Loss on Risk Management	(3)	(57)	(21)	(1)	—	—	(24)	(58)
Depreciation, Depletion and Amortization	1,445	1,325	182	179	219	309	1,846	1,813
Exploration Expense	4	—	—	1	4	25	8	26
(Income) Loss From Equity- Accounted Affiliates	6	8	—	—	(18)	(10)	(12)	(2)
Segment Income (Loss)	1,734	3,844	173	518	243	610	2,150	4,972

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

	Downstream
	Canadian Manufacturing		U.S. Manufacturing		Total
For the six months ended June 30,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales	2,871	3,852	12,058	14,983	14,929	18,835
Less: Royalties	—	—	—	—	—	—
	2,871	3,852	12,058	14,983	14,929	18,835
Expenses
Purchased Product	2,176	3,315	10,627	12,421	12,803	15,736
Transportation and Blending	—	—	—	—	—	—
Operating	316	362	1,281	1,149	1,597	1,511
Realized (Gain) Loss on Risk Management	—	—	(5)	197	(5)	197
Operating Margin	379	175	155	1,216	534	1,391
Unrealized (Gain) Loss on Risk Management	—	—	(11)	(14)	(11)	(14)
Depreciation, Depletion and Amortization	86	122	205	168	291	290
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	293	53	(39)	1,062	254	1,115

	Corporate and Eliminations		Consolidated
For the six months ended June 30,	2023	2022	2023	2022
Revenues
Gross Sales	(4,017)	(3,287)	25,726	38,130
Less: Royalties	—	—	1,233	2,767
	(4,017)	(3,287)	24,493	35,363
Expenses
Purchased Product	(3,256)	(2,137)	11,501	16,878
Transportation and Blending	(250)	(409)	5,494	6,023
Operating	(416)	(662)	3,093	2,768
Realized (Gain) Loss on Risk Management	3	7	1	1,638
Unrealized (Gain) Loss on Risk Management	51	2	16	(70)
Depreciation, Depletion and Amortization	40	59	2,177	2,162
Exploration Expense	—	—	8	26
(Income) Loss From Equity-Accounted Affiliates	—	—	(12)	(2)
Segment Income (Loss)	(189)	(147)	2,215	5,940
General and Administrative	325	417	325	417
Finance Costs	387	424	387	424
Interest Income	(67)	(23)	(67)	(23)
Integration and Transaction Costs	37	52	37	52
Foreign Exchange (Gain) Loss, Net	(126)	90	(126)	90
Revaluation (Gain) Loss	33	—	33	—
Re-measurement of Contingent Payments	16	251	16	251
(Gain) Loss on Divestiture of Assets	(11)	(304)	(11)	(304)
Other (Income) Loss, Net	(20)	(408)	(20)	(408)
	574	499	574	499
Earnings (Loss) Before Income Tax			1,641	5,441
Income Tax Expense (Recovery)			139	1,384
Net Earnings (Loss)			1,502	4,057

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
B) Revenues by Product

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Upstream
Crude Oil (1)	5,808	8,627	11,258	16,759
Natural Gas	496	811	1,359	1,708
NGLs (1)	352	530	706	1,113
Other	106	135	258	235
Total Upstream	6,762	10,103	13,581	19,815
Downstream
Canadian Manufacturing
Synthetic Crude Oil	456	759	950	1,129
Diesel	346	524	826	977
Gasoline	137	311	248	539
Asphalt	141	150	231	234
Other Products and Services	283	501	616	973
U.S. Manufacturing
Gasoline	2,854	4,033	5,514	7,261
Distillates	2,029	2,991	4,298	5,151
Other Products	1,315	1,450	2,246	2,571
Total Downstream	7,561	10,719	14,929	18,835
Corporate and Eliminations	(2,092)	(1,657)	(4,017)	(3,287)
Consolidated	12,231	19,165	24,493	35,363
(1)Prior period results have been re-presented. Third-party condensate sales previously included in crude oil have been aggregated with NGLs.
C) Geographical Information

	Revenues (1)
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Canada	5,923	9,673	11,797	18,472
United States	6,097	9,159	12,179	16,185
China	211	333	517	706
Consolidated	12,231	19,165	24,493	35,363
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
	June 30,	December 31,
As at	2023	2022
Canada	35,258	35,194
United States	5,184	4,824
China	1,846	2,064
Indonesia	358	365
Consolidated	42,646	42,447
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
As at	2023	2022	2023	2022	2023	2022
Oil Sands	755	674	24,415	24,657	612	638
Conventional	5	6	2,044	2,020	2	2
Offshore	5	5	2,594	2,549	143	152
Canadian Manufacturing	—	—	2,448	2,466	237	252
U.S. Manufacturing	—	—	4,885	4,482	375	329
Corporate and Eliminations	—	—	312	325	412	472
Consolidated	765	685	36,698	36,499	1,781	1,845

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2023	2022	2023	2022
Oil Sands	2,923	2,923	31,763	32,248
Conventional	—	—	2,260	2,410
Offshore	—	—	3,281	3,339
Canadian Manufacturing	—	—	3,227	3,172
U.S. Manufacturing	—	—	8,899	8,324
Corporate and Eliminations	—	—	4,317	6,376
Consolidated	2,923	2,923	53,747	55,869

E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Capital Investment
Oil Sands	539	376	1,174	751
Conventional	82	33	223	121
Offshore
Asia Pacific	1	2	1	2
Atlantic	183	89	283	142
Total Upstream	805	500	1,681	1,016

Canadian Manufacturing	34	38	61	53
U.S. Manufacturing	153	267	347	474
Total Downstream	187	305	408	527

Corporate and Eliminations	10	17	14	25
	1,002	822	2,103	1,568
Acquisitions (Note 4)
Oil Sands	1	—	3	—
Conventional	2	1	4	1
U.S. Manufacturing (2)	1	—	337	—
	4	1	344	1

Total Capital Expenditures	1,006	823	2,447	1,569
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre‑existing interest in Toledo of $320 million.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2022, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective July 26, 2023.

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2022.
Adjustments to Segmented Disclosures
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) and segment disclosures was revised.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. In December 2022, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. Comparative periods have been re-presented to reflect this change, with no impact to net earnings (loss), financial position or cash flows.
The following tables reconcile the amounts previously reported in the segmented disclosures to the corresponding revised amounts:

	Three Months Ended			Six Months Ended
For the periods ended June 30, 2022 Canadian Manufacturing Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	1,521	724	2,245	2,565	1,287	3,852
Purchased Product	1,296	684	1,980	2,100	1,215	3,315
Transportation and Blending	(2)	2	—	—	—	—
Operating	180	31	211	304	58	362
Depreciation, Depletion and Amortization	64	8	72	106	16	122
	(17)	(1)	(18)	55	(2)	53

	Three Months Ended			Six Months Ended
For the periods ended June 30, 2022 Retail Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	849	(849)	—	1,543	(1,543)	—
Purchased Product	811	(811)	—	1,471	(1,471)	—
Operating	31	(31)	—	58	(58)	—
Depreciation, Depletion and Amortization	8	(8)	—	16	(16)	—
	(1)	1	—	(2)	2	—

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

	Three Months Ended			Six Months Ended
For the periods ended June 30, 2022 Corporate and Eliminations Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	(1,782)	125	(1,657)	(3,543)	256	(3,287)
Purchased Product	(1,111)	125	(986)	(2,393)	256	(2,137)
	(671)	—	(671)	(1,150)	—	(1,150)

	Three Months Ended			Six Months Ended
For the periods ended June 30, 2022 Consolidated	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Purchased Product	9,396	(2)	9,394	16,878	—	16,878
Transportation and Blending	3,048	2	3,050	6,023	—	6,023
	12,444	—	12,444	22,901	—	22,901

4. ACQUISITIONS
A) BP-Husky Refining LLC
i) Summary of the Acquisition
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from BP Products North America Inc. (“bp”), a joint operation (the “Toledo Acquisition”). The Toledo Acquisition provides Cenovus full ownership and operatorship of the refinery, and further integrates Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$369 million (C$502 million) in cash, including working capital.
The Toledo Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	453
Property, Plant and Equipment	674
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(138)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(70)
Total Identifiable Net Assets	996
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues is $3 million, all of which is expected to be collectible.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	502
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	494
Fair Value of Identifiable Net Assets	(996)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
Prior to the Toledo Acquisition, Toledo was jointly controlled with bp and met the definition of a joint operation under IFRS 11, “Joint Arrangements”; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Toledo Acquisition, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly Toledo has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized as a revaluation (gain) loss in the Consolidated Statements of Earnings (Loss). When a disposition includes a foreign operation, the associated cumulative amount of foreign exchange differences are reclassified to earnings as part of the revaluation (gain) loss.
The acquisition-date fair value of the previously held interest was estimated to be $494 million and the net carrying value of Toledo assets was $539 million. On February 28, 2023, Cenovus recognized a non-cash revaluation loss of $33 million ($22 million, after tax) on the re-measurement of its existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign exchange differences.
iv) Integration and Transaction Costs
For the three and six months ended June 30, 2023, integration costs of $13 million and $28 million, respectively, and transaction costs of $4 million and $9 million, respectively, associated with the Toledo Acquisition were recognized in the Consolidated Statements of Earnings (Loss).
v) Revenue and Profit Contribution
The acquired business contributed revenues of $604 million and net loss of $176 million for the period from February 28, 2023, to June 30, 2023. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The Toledo Refinery was fully operational in June. If the closing of the Toledo Acquisition had occurred on January 1, 2023, Cenovus’s consolidated pro forma revenues and net earnings for the six months ended June 30, 2023, would have been $24.5 billion and $1.4 billion, respectively. These amounts have been calculated using results from the acquired business, adjusting them for:
•Additional DD&A that would have been charged assuming the fair value adjustments to PP&E had applied from January 1, 2023.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2023.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would have been obtained if the Toledo Acquisition had actually occurred on January 1, 2023.
B) Sunrise Oil Sands Partnership
On August 31, 2022, Cenovus closed a transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), previously a joint operation, in northern Alberta (the “Sunrise Acquisition”). It provided Cenovus with full ownership and further enhanced Cenovus’s core strength in the oil sands.
The final purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. No additional adjustments were made to the purchase price allocation in the period. For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2022.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

5. FINANCE COSTS

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Interest Expense – Short-Term Borrowings and Long-Term Debt	95	130	191	260
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	(32)	—	(25)
Interest Expense – Lease Liabilities (Note 15)	40	41	80	83
Unwinding of Discount on Decommissioning Liabilities (Note 17)	55	45	110	89
Other	7	12	13	18
	197	196	394	425
Capitalized Interest	(4)	(1)	(7)	(1)
	193	195	387	424
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(142)	273	(147)	120
Other	(30)	(13)	(11)	1
Unrealized Foreign Exchange (Gain) Loss	(172)	260	(158)	121
Realized Foreign Exchange (Gain) Loss	53	(68)	32	(31)
	(119)	192	(126)	90

7. INCOME TAXES
The provision for income taxes is:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Current Tax
Canada	199	570	457	937
United States	(17)	261	—	281
Asia Pacific	38	71	84	109
Other International	6	—	12	—
Total Current Tax Expense (Recovery)	226	902	553	1,327
Deferred Tax Expense (Recovery)	(44)	(61)	(414)	57
	182	841	139	1,384
For the six months ended June 30, 2023, Cenovus recorded a current tax expense in all jurisdictions in which the Company operates, other than the U.S. The decrease from the prior year is due to lower earnings in the first six months of 2023. For the six months ended June 30, 2023, Cenovus incurred a deferred tax recovery of $414 million of which $176 million related to a step-up in the tax basis on the Toledo Acquisition on February 28, 2023.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Net Earnings (Loss)	866	2,432	1,502	4,057
Effect of Cumulative Dividends on Preferred Shares	(9)	(8)	(18)	(17)
Net Earnings (Loss) – Basic and Diluted	857	2,424	1,484	4,040

Basic – Weighted Average Number of Shares	1,903	1,971	1,906	1,981
Dilutive Effect of Warrants	33	47	37	46
Dilutive Effect of Net Settlement Rights	6	11	7	12
Dilutive Effect of Cenovus Replacement Stock Options (1)	1	—	1	—
Diluted – Weighted Average Number of Shares	1,943	2,029	1,951	2,039

Net Earnings (Loss) Per Common Share – Basic ($)	0.45	1.23	0.78	2.04
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.44	1.19	0.76	1.98
(1)For the three and six months ended June 30, 2023, the dilutive effect of Cenovus replacement stock options was 1 million common shares. For the three and six months ended June 30, 2022, net earnings of $24 million and $41 million, respectively, and common shares of 2 million and 2 million, respectively, related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the impact was anti-dilutive.
(2)For the three and six months ended June 30, 2023, net settlement rights (“NSRs”) of 2 million (three and six months ended June 30, 2022 – nil and 2 million, respectively) were excluded from the calculation of diluted weighted average number of shares as the effect would have been anti-dilutive or the exercise prices exceeded the market price of Cenovus’s common shares.
B) Common Share Dividends

	2023		2022
For the six months ended June 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.245	465	0.140	276
Variable Dividends	—	—	—	—
Total Common Share Dividends Declared and Paid	0.245	465	0.140	276
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On July 26, 2023, the Company’s Board of Directors declared a third quarter base dividend of $0.140 per common share, payable on September 29, 2023, to common shareholders of record as at September 15, 2023.
C) Preferred Share Dividends

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Series 1 First Preferred Shares	1	2	3	4
Series 2 First Preferred Shares	1	—	1	—
Series 3 First Preferred Shares	3	3	6	6
Series 5 First Preferred Shares	3	2	5	4
Series 7 First Preferred Shares	1	1	3	3
Total Preferred Share Dividends Declared	9	8	18	17
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
In the three and six months ended June 30, 2023, the Company paid $9 million and $27 million, respectively, in preferred share dividends (three and six months ended June 30, 2022 — $8 million and $17 million, respectively).
On July 26, 2023, the Company’s Board of Directors declared third quarter dividends of $9 million payable on October 3, 2023, to preferred shareholders of record as at September 15, 2023.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2022	685
Additions	81
Exchange Rate Movements and Other	(1)
As at June 30, 2023	765

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Other Assets (1)	Total
COST
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 4) (2)	7	—	674	—	681
Additions	1,600	17	391	14	2,022
Change in Decommissioning Liabilities	38	—	3	—	41
Divestitures (Note 4) (2)	(17)	—	(633)	(1)	(651)
Exchange Rate Movements and Other	(57)	5	(247)	(8)	(307)
As at June 30, 2023	45,099	276	12,320	1,830	59,525

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization	1,758	5	241	29	2,033
Divestitures (Note 4) (2)	(8)	—	(299)	—	(307)
Exchange Rate Movements and Other	(6)	5	(131)	(7)	(139)
As at June 30, 2023	16,046	116	5,358	1,307	22,827

CARRYING VALUE
As at December 31, 2022	29,226	148	6,585	540	36,499
As at June 30, 2023	29,053	160	6,962	523	36,698
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

11. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Other Assets (2)	Total
COST
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 4) (3)	1	24	8	—	33
Additions	1	25	—	—	26
Modifications	(1)	31	1	1	32
Re-measurements	—	8	—	1	9
Divestitures (Note 4) (3)	—	—	(19)	—	(19)
Terminations	(2)	(3)	—	(2)	(7)
Exchange Rate Movements and Other	(4)	(9)	(3)	(5)	(21)
As at June 30, 2023	594	1,916	161	69	2,740

ACCUMULATED DEPRECIATION
As at December 31, 2022	127	645	58	12	842
Depreciation	18	108	11	7	144
Divestitures (Note 4) (3)	—	—	(12)	—	(12)
Terminations	(1)	(2)	—	(1)	(4)
Exchange Rate Movements and Other	(2)	(5)	(3)	(1)	(11)
As at June 30, 2023	142	746	54	17	959

CARRYING VALUE
As at December 31, 2022	472	1,195	116	62	1,845
As at June 30, 2023	452	1,170	107	52	1,781
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.

12. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. The Company also holds the following joint operation in the U.S. Manufacturing segment.
WRB Refining LP (“WRB”)
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
Results of Operations

	Six Months Ended
For the periods ended June 30,	2023	2022
Revenue	283	129
Expenses	215	127
Net Earnings (Loss)	68	2
Balance Sheet

	June 30,	December 31,
As at	2023	2022
Current Assets (1)	279	247
Non-Current Assets	1,794	1,926
Current Liabilities	114	160
Non-Current Liabilities	1,161	1,293
Net Assets	798	720
(1)Includes cash and cash equivalents of $84 million (December 31, 2022 – $64 million).
For the six months ended June 30, 2023, the Company’s share of income from the equity-accounted affiliate was $18 million (2022 – $10 million). As at June 30, 2023, the carrying amount of the Company’s share of net assets was $358 million (December 31, 2022 – $365 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the six months ended June 30, 2023, the Company received $38 million of distributions from HCML (2022 – $19 million) and paid $24 million in contributions (2022 – $25 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Limited holding a 49 percent interest and CK Infrastructure Holdings Limited holding a 16 percent interest in HMLP.
For the six months ended June 30, 2023, HMLP had net earnings of $84 million (2022 – $80 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as set forth in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds of HMLP. For the six months ended June 30, 2023, the Company did not record its share of pre-tax loss relating to HMLP of $8 million (2022 – pre-tax loss of $6 million). The carrying value was $nil at June 30, 2023 (December 31, 2022 – $nil).
As at June 30, 2023, the Company had $33 million in cumulative unrecognized losses and other comprehensive income (“OCI”), net of tax (June 30, 2022 – $17 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the six months ended June 30, 2023, the Company received $56 million of distributions from HMLP (2022 – $22 million) and paid $62 million in contributions (2022 – $30 million). The net amount of the distributions received and contributions paid is recorded in (income) loss from equity-accounted affiliates in the Oil Sands segment.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

13. OTHER ASSETS

	June 30,	December 31,
As at	2023	2022
Long-Term Receivables and Prepaids	65	120
Precious Metals	82	86
Net Investment in Finance Leases	63	62
Private Equity Investments (Note 23)	63	55
Intangible Assets	14	19
	287	342

14. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		June 30,	December 31,
As at	Notes	2023	2022
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	115
Total Debt Principal		—	115
i) Uncommitted Demand Facilities
As at June 30, 2023, the Company had uncommitted demand facilities of $1.9 billion (December 31, 2022 – $1.9 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at June 30, 2023, there were outstanding letters of credit aggregating to $390 million (December 31, 2022 – $490 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at June 30, 2023, Cenovus’s proportionate share drawn on the facilities was $nil. As at December 31, 2022, Cenovus’s proportionate share of the capacity was US$225 million and US$85 million (C$115 million) of this capacity was drawn.
B) Long-Term Debt

	June 30,	December 31,
As at	2023	2022
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes (2)	6,390	6,537
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	8,390	8,537
Debt Premiums (Discounts), Net, and Transaction Costs	144	154
Long-Term Debt	8,534	8,691
(1) The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
(2)Total U.S. dollar denominated unsecured notes as at June 30, 2023, was US$4.8 billion (December 31, 2022 – US$4.8 billion).
As at June 30, 2023, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at June 30, 2023, no amount was drawn on the credit facility (December 31, 2022 – $nil).
As at June 30, 2023, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
Net Debt to Adjusted EBITDA

	June 30,	December 31,
As at	2023	2022
Short-Term Borrowings	—	115
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,534	8,691
Total Debt	8,534	8,806
Less: Cash and Cash Equivalents	(2,167)	(4,524)
Net Debt	6,367	4,282

Net Earnings (Loss)	3,895	6,450
Add (Deduct):
Finance Costs	783	820
Interest Income	(125)	(81)
Income Tax Expense (Recovery)	1,036	2,281
Depreciation, Depletion and Amortization	4,694	4,679
Exploration and Evaluation Asset Write-downs	64	64
(Income) Loss From Equity-Accounted Affiliates	(25)	(15)
Unrealized (Gain) Loss on Risk Management	(40)	(126)
Foreign Exchange (Gain) Loss, Net	127	343
Revaluation (Gain) Loss	(516)	(549)
Re-measurement of Contingent Payments	(73)	162
(Gain) Loss on Divestiture of Assets	24	(269)
Other (Income) Loss, Net	(144)	(532)
Adjusted EBITDA (1)	9,700	13,227

Net Debt to Adjusted EBITDA	0.7x	0.3x
(1)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
Net Debt to Adjusted Funds Flow

	June 30,	December 31,
As at	2023	2022
Net Debt	6,367	4,282

Cash From (Used in) Operating Activities	8,763	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(193)	(150)
Net Change in Non-Cash Working Capital	365	575
Adjusted Funds Flow (1)	8,591	10,978

Net Debt to Adjusted Funds Flow	0.7x	0.4x
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	June 30,	December 31,
As at	2023	2022
Net Debt	6,367	4,282
Shareholders’ Equity	27,279	27,576
Capitalization	33,646	31,858

Net Debt to Capitalization	19%	13%

15. LEASE LIABILITIES

Total
As at December 31, 2022	2,836
Acquisitions (Note 4) (1)	33
Additions	26
Interest Expense (Note 5)	80
Lease Payments	(226)
Modifications	32
Re-measurements	9
Divestitures (Note 4) (1)	(11)
Terminations	(4)
Exchange Rate Movements and Other	(1)
As at June 30, 2023	2,774
Less: Current Portion	274
Long-Term Portion	2,500
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, commercial fuels assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

16. CONTINGENT PAYMENTS
In connection with the Sunrise Acquisition, Cenovus agreed to make quarterly variable payments, up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average Western Canadian Select (“WCS”) price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. As at June 30, 2023, the maximum payment over the remaining term of the contract is $393 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments in the Consolidated Statements of Earnings (Loss).
Payments made during the six months ended June 30, 2023, totaled $134 million for the quarterly payment periods ending November 30, 2022, and February 28, 2023.

Total
As at December 31, 2022	419
Liabilities Settled or Payable	(115)
Re-measurement	16
As at June 30, 2023	320
Less: Current Portion	262
Long-Term Portion	58

17. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, the commercial fuels assets and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

Total
As at December 31, 2022	3,559
Liabilities Incurred	7
Liabilities Acquired (Note 4) (1)	5
Liabilities Settled	(90)
Liabilities Disposed (Note 4) (1)	(4)
Change in Estimated Future Cash Flows	34
Unwinding of Discount on Decommissioning Liabilities (Note 5)	110
Exchange Rate Movements and Other	(16)
As at June 30, 2023	3,605
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
As at June 30, 2023, the undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.1 percent (December 31, 2022 – 6.1 percent) and assumes an inflation rate of two percent (December 31, 2022 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at June 30, 2023, the Company had $202 million in restricted cash (December 31, 2022 – $209 million).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

18. OTHER LIABILITIES

	June 30,	December 31,
As at	2023	2022
Renewable Volume Obligation, Net (1)	244	101
Pension and Other Post-Employment Benefit Plan	225	201
Provision for West White Rose Expansion Project	184	204
Provisions for Onerous and Unfavourable Contracts	82	95
Employee Long-Term Incentives	86	245
Drilling Provisions	25	31
Deferred Revenue	39	45
Other	159	120
	1,044	1,042
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $1.0 billion and $0.8 billion, respectively (December 31, 2022 — $1.1 billion and $1.0 billion, respectively).

19. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	June 30, 2023		December 31, 2022
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,909,190	16,320	2,001,211	17,016
Issued Upon Exercise of Warrants	1,645	16	9,399	93
Issued Under Stock Option Plans	1,266	23	11,069	170
Purchase of Common Shares Under NCIBs	(15,608)	(133)	(112,489)	(959)
Outstanding, End of Period	1,896,493	16,226	1,909,190	16,320
As at June 30, 2023, there were 43.1 million (December 31, 2022 – 43.1 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023.
For the six months ended June 30, 2023, the Company purchased and cancelled 15.6 million common shares through the 2023 NCIB. The shares were purchased at a volume weighted average price of $22.43 per common share for a total of $350 million. Paid in surplus was reduced by $217 million, representing the excess of the purchase price of the common shares over their average carrying value.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
D) Issued and Outstanding – Preferred Shares
For the six months ended June 30, 2023, there were no preferred shares issued. As at June 30, 2023, there were 36 million preferred shares outstanding (December 31, 2022 – 36 million), with a carrying value of $519 million (December 31, 2022 – $519 million).

As at June 30, 2023	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.29%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1) The floating-rate dividend was 5.86 percent for the period from December 31, 2022, to March 30, 2023, and 6.29 percent for the period from March 31, 2023, to June 29, 2023.
E) Issued and Outstanding – Warrants

	June 30, 2023		December 31, 2022
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	55,720	184	65,119	215
Exercised	(1,645)	(5)	(9,399)	(31)
Purchased and Cancelled	(45,485)	(151)	—	—
Outstanding, End of Period	8,590	28	55,720	184
The exercise price of the Cenovus warrants is $6.54 per share.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million warrants. The price for each warrant purchased represents a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share, for a total of $711 million. Retained earnings was reduced by $560 million, representing the excess of the purchase price of the warrants over their average carrying value. The Company recorded $2 million in transaction costs associated with the warrant purchase directly to retained earnings.
Cenovus has the option to pay the warrant purchase price of $711 million through the remainder of 2023, with full payment required by January 5, 2024. As at June 30, 2023, no payments have been made related to the purchased warrants.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	77	—	172	249
Income Tax (Expense) Recovery	(20)	—	—	(20)
As at June 30, 2022	85	27	801	913

As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(5)	(1)	(296)	(302)
Reclassification on Divestiture (Note 4)	—	—	12	12
Income Tax (Expense) Recovery	1	—	—	1
As at June 30, 2023	95	28	1,058	1,181

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

21. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
On February 27, 2023, Cenovus granted PSUs and RSUs to certain employees under its new Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	14,336	8,946
Cenovus Replacement Stock Options	1,735	1,670
Performance Share Units	10,200	—
Restricted Share Units	7,252	—
Deferred Share Units	1,679	1,679
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at June 30, 2023, were $13.29 and $8.73, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	1,536	1,414
Cenovus Replacement Stock Options	—	1,511
Performance Share Units	2,508	972
Restricted Share Units	2,931	2,277
Deferred Share Units	154	—

	Weighted Average Exercise Price	Units Exercised
For the six months ended June 30, 2023	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	15.33	1,218
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	17.18	196
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	10.34	1,508
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	3
(1)NSRs were net settled for 46 thousand common shares.
(2)Cenovus replacement stock options were net settled for 2 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Stock Options With Associated Net Settlement Rights	3	5	7	9
Cenovus Replacement Stock Options	(1)	22	(7)	41
Performance Share Units	18	28	27	65
Restricted Share Units	10	24	21	61
Deferred Share Units	(1)	8	(3)	18
Stock-Based Compensation Expense (Recovery)	29	87	45	194

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

22. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 12). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and six months ended June 30, 2023, the Company charged HMLP $31 million and $63 million, respectively, for construction costs and management services (three and six months ended June 30, 2022 – $29 million and $77 million, respectively).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and six months ended June 30, 2023, the Company incurred costs of $71 million and $138 million, respectively, for the use of HMLP’s pipeline systems, as well as for transportation and storage services (three and six months ended June 30, 2022 – $64 million and $133 million, respectively).

23. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, risk management assets and liabilities, investments in the equity of companies, long-term receivables, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at June 30, 2023, the carrying value of Cenovus’s long-term debt was $8.5 billion and the fair value was $7.7 billion (December 31, 2022, carrying value – $8.7 billion; fair value – $7.8 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2022	55
Acquisition	9
Changes in Fair Value (1)	(1)
As at June 30, 2023	63
(1)Changes in fair value are recorded in OCI.
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures. The Company’s risk management assets and liabilities are measured as Level 2 or Level 3 prices in the fair value hierarchy. Level 2 prices sourced from observable data or market corroboration refer to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities and other assets (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings (Loss) within (gain) loss on risk management.
Summary of Risk Management Positions

	June 30, 2023			December 31, 2022
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	8	13	(5)	2	40	(38)
Power Swap Contracts	2	3	(1)	1	7	(6)
Renewable Power Contracts	37	—	37	90	—	90
Foreign Exchange Rate Contracts	2	—	2	—	—	—
	49	16	33	93	47	46
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	June 30,	December 31,
As at	2023	2022
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(4)	(44)
Level 3 – Prices Sourced From Partially Unobservable Data	37	90
	33	46

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2022	46
Change in Fair Value of Contracts in Place at Beginning of Year	8
Change in Fair Value of Contracts Entered Into During the Period	(24)
Fair Value of Contracts Realized During the Period	1
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	2
As at June 30, 2023	33
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Realized (Gain) Loss	(23)	664	1	1,638
Unrealized (Gain) Loss	46	(381)	16	(70)
(Gain) Loss on Risk Management	23	283	17	1,568
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
D) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value in the Consolidated Balance Sheets within contingent payments. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that have been discounted using a credit-adjusted risk-free rate. Fair value of the variable payment has been calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at June 30, 2023, the fair value of the variable payment was estimated to be $320 million applying a credit-adjusted risk-free rate of 5.9 percent.
As at June 30, 2023, average WCS forward pricing for the remaining term of the variable payment is $74.46 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 36.6 percent and 6.1 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, would impact earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(56)	107
WTI Option Volatility	± 10 percent	(1)	4
A five percent increase or decrease in the Canadian-U.S. dollar foreign exchange rate options would result in a nominal impact on earnings before income tax.

24. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements to manage exposure to future carbon compliance costs or to offset select carbon emissions.
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to future carbon costs, power prices, or to generate potential offsets for carbon emissions, the Company may enter into renewable power contracts.
As at June 30, 2023, the fair value of risk management positions was a net asset of $33 million and consisted of crude oil, natural gas, condensate, refined products, power, including renewable power, and foreign exchange rate instruments. As at June 30, 2023, there were foreign exchange contracts with a notional value of US$200 million (December 31, 2022 – US$168 million) and no interest rate contracts or cross currency interest rate swap contracts (December 31, 2022 – $nil).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
Net Fair Value of Risk Management Positions

As at June 30, 2023	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	5.3 MMbbls	August 2023 - June 2024	US$71.54/bbl	6
WTI Fixed – Buy	2.7 MMbbls	August 2023 - June 2024	US$71.58/bbl	(3)
Power Swap Contracts				(1)
Renewable Power Contracts				37
Other Financial Positions (5)				(8)
Foreign Exchange Rate Contracts				2
Total Fair Value				33
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Summarizes various individual contracts with terms ranging from one to eleven months.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2023	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	1	(1)
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
Natural Gas Basis Price	± US$0.50/Mcf (1) Applied to Natural Gas Basis Hedges	2	(2)
Power Commodity Price	± C$20.00/Megawatt Hour Applied to Power Hedges	110	(110)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	16	(19)
(1)One million British thermal units per thousand cubic feet (“Mcf”).
A US$2.50 per barrel increase or decrease in the WCS and Condensate differential price (excluding WCS (Hardisty) differential), and a US$5.00 per barrel increase or decrease in WCS (Hardisty) differential price would result in a nominal unrealized gain (loss) impact to earnings before income tax.
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at June 30, 2023, approximately 82 percent (December 31, 2022 – 85 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.5 percent as at June 30, 2023 (December 31, 2022 – 0.4 percent).

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	33

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 14, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2023	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,040	—	—	—	6,040
Lease Liabilities (2)	424	744	585	2,747	4,500
Long-Term Debt (2)	394	959	3,214	9,555	14,122
Contingent Payments	270	62	—	—	332

As at December 31, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,124	—	—	—	6,124
Short-Term Borrowings (2)	115	—	—	—	115
Lease Liabilities (2)	426	746	596	2,889	4,657
Long-Term Debt (2)	401	983	2,014	11,196	14,594
Contingent Payments	271	167	—	—	438
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

25. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	June 30,	December 31,
As at	2023	2022
Total Current Assets	9,950	12,430
Total Current Liabilities	6,624	8,021
Working Capital	3,326	4,409
As at June 30, 2023, adjusted working capital was $3.6 billion (December 31, 2022 – $4.7 billion), excluding the current portion of the contingent payments of $262 million (December 31, 2022 – $263 million).
Changes in non-cash working capital is as follows:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2023	2022	2023	2022
Accounts Receivable and Accrued Revenues	126	282	191	(1,627)
Income Tax Receivable	(32)	8	(169)	23
Inventories	(83)	(505)	162	(1,310)
Accounts Payable and Accrued Liabilities	68	(388)	(782)	1,159
Income Tax Payable	(23)	591	(1,163)	803
Total Change in Non-Cash Working Capital	56	(12)	(1,761)	(952)

Net Change in Non-Cash Working Capital – Operating Activities	132	(92)	(1,501)	(1,291)
Net Change in Non-Cash Working Capital – Investing Activities	(76)	80	(260)	339
Total Change in Non-Cash Working Capital	56	(12)	(1,761)	(952)

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	34

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2021	—	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(79)	—	—
(Repayment) of Long-Term Debt	—	—	—	(1,260)	—
Principal Repayment of Leases	—	—	—	—	(150)
Base Dividends Paid on Common Shares	(276)	—	—	—	—
Dividends Paid on Preferred Shares	(17)	—	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(25)	—
Finance and Transaction Costs	—	—	—	(18)	—
Lease Additions	—	—	—	—	3
Lease Modifications	—	—	—	—	42
Lease Re-measurements	—	—	—	—	3
Lease Terminations	—	—	—	—	(1)
Base Dividends Declared on Common Shares	276	—	—	—	—
Dividends Declared on Preferred Shares	17	—	—	—	—
Exchange Rate Movements and Other	—	—	—	146	12
As at June 30, 2022	—	—	—	11,228	2,866

As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(115)	—	—
Issuance of Long-Term Debt	—	—	—	—	—
(Repayment) of Long-Term Debt	—	—	—	—	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	—	—	—
Principal Repayment of Leases	—	—	—	—	(146)
Base Dividends Paid on Common Shares	(465)	—	—	—	—
Variable Dividends Paid on Common Shares	—	—	—	—	—
Dividends Paid on Preferred Shares	(27)	—	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	—	—
Finance and Transaction Costs	—	2	—	(10)	—
Lease Acquisitions (Note 4)	—	—	—	—	33
Lease Additions	—	—	—	—	26
Lease Modifications	—	—	—	—	32
Lease Re-measurements	—	—	—	—	9
Lease Divestitures (Note 4)	—	—	—	—	(11)
Lease Terminations	—	—	—	—	(4)
Base Dividends Declared on Common Shares	465	—	—	—	—
Variable Dividends Declared on Common Shares	—	—	—	—	—
Dividends Declared on Preferred Shares	18	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	—	(147)	(1)
As at June 30, 2023	—	713	—	8,534	2,774

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	35

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2023

26. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at June 30, 2023	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	843	1,917	1,681	1,416	1,368	12,978	20,203
Product Purchases	709	711	—	—	—	—	1,420
Real Estate (2)	27	53	54	55	59	619	867
Obligation to Fund Equity-Accounted Affiliate (3)	48	103	94	94	89	139	567
Other Long-Term Commitments (4)	318	147	132	134	126	875	1,732
Total Commitments	1,945	2,931	1,961	1,699	1,642	14,611	24,789
(1)Includes transportation commitments of $9.1 billion (December 31, 2022 – $9.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the commencement of the contract. Estimated tolls reflect the original contract rate and are subject to change pending approval by the Canada Energy Regulator.
(2)Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)Relates to funding obligations for HCML.
(4)Includes Cenovus’s proportionate share of the commitments related to WRB and joint arrangements in the Offshore segment.
As at June 30, 2023, the Company had commitments with HMLP that included $2.1 billion related to long-term transportation and storage commitments (December 31, 2022 – $2.2 billion).
The Company acquired $538 million of commitments as part of the Toledo Acquisition on February 28, 2023.
There were also outstanding letters of credit aggregating to $390 million (December 31, 2022 – $490 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q2 2023 Interim Consolidated Financial Statements	36